March 18, 2020

Seth L. Kaplan
Senior Vice President, General Counsel and Secretary
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, New York 10019

       Re: Griffon Corporation
           Registration Statement on Form S-4
           Filed March 13, 2020
           File No. 333-237166

Dear Mr. Kaplan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Martin Nussbaum